Exhibit 4.6

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Protech Home Medical Corp. (the “Company”)

1019 Town Drive

Wilder, Kentucky 41076

2.	Date of Material Change

September 23, 2020

3.	News Release

A news release with respect to the material change referred to in this report was disseminated on September 26, 2020 through GlobeNewswire and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

The Company acquired all of the issued and outstanding equity securities of Sleepwell, LLC, a company based in the State of Georgia, reporting unaudited trailing 12-month annual revenues of approximately $13.0 million, adjusted EBITDA of approximately $3.25 million, net income of approximately $2.5 million.

5.	Full Description of Material Change

5.1	Full Description of Material Change

The material change is fully described in the news release attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For additional information, please contact Hardik Mehta, Chief Financial Officer of the Company, at (859) 202-3085.

9.	Date of Report

November 2, 2020

PROTECH ADDS $13 MILLION IN ANNUALIZED REVENUES WITH A 25% ADJUSTED EBITDA
MARGIN, AND OVER $2.5 MILLION IN NET INCOME, WITH THE HIGHLY ACCRETIVE
ACQUISITION OF SLEEPWELL, LLC

PROTECH TO AUGMENT SLEEPWELL RE-SUPPLY BUSINESS WITH EXISTING TECHNOLOGY
DRIVEN SUBSCRIPTION MODEL

PROTECH STRENGTHENS SOUTHEAST GEORGIA POSITION AND ENTERS DAYTON OHIO

MARKET

AND INCREASES PROTECH’S ACTIVE PATIENT COUNT BY MORE THAN 15,000

Cincinnati, Ohio – October 26, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has acquired Sleepwell, LLC (“Sleepwell”), a company based in Georgia, reporting unaudited trailing 12-month annual revenues of approximately $13.0 million, adjusted EBITDA of approximately $3.25 million, net income of approximately $2.5 million and no debt. The acquisition of Sleepwell was originally announced by Protech on September 8, 2020 when it executed a non-binding letter of intent.

Acquisition Details

Excluding the impact of future acquisitions, and organic growth derived from continuing operations, we are pleased to share the following selected financial and operating metrics for Protech following the closing of Sleepwell:

•	Run-Rate Revenue of $120-$125 million
•	Run-Rate Adjusted EBITDA of $26-$30 million
•	110,000 current active patients
•	17,000 unique referrals
•	48 locations across 10 U.S. States

Sleepwell is a leader in sleep services in the State of Georgia, with significant penetration in the Southeastern corridor of the region. Resembling Protech’s mission, Sleepwell and its 34 employees have a keen focus on delivering superior service through patient care and education, providing high-quality equipment, and supplies. In addition to Georgia, Sleepwell also provides sleep services to patients in Dayton, Ohio, which represents a new market for Protech. The acquisition provides the Company with an attractive metro hub within the State of Ohio where it will leverage its existing first-rate infrastructure to create additional patient growth opportunities. Protech’s presence in the Southeast will greatly increase with five new locations, and the addition of three new markets including Dayton, and will increase Protech’s active patient count by over 15,000. Sleepwell has tremendous diversification amongst referral sources, a strong recurring revenue platform, and a very solid and diversified payor base.

Sleepwell is highly concentrated on sleep therapy with a very strong re-supply business, which Protech intends to significantly expand upon. In order to accomplish this objective, Protech will utilize its technology driven, patient centric model already implemented across the entire organization to run the Sleepwell re-supply program, which the Company expects will serve to significantly reduce fulfillment errors and increases overall volumes. Protech’s keen understanding and utilization of significant workflow processes has driven extraordinary operational efficiencies and will be a major contributor to accelerated growth for the future. Currently, Protech derives $25 million from its resupply subscription model and anticipates that growing to over $30 million with Sleepwell fully integrated.

Protech is pleased to announce that Dave McLeod, 12-year DME veteran and owner of Sleepwell, will join the Protech executive team as Director of Sleep Services.

“I am extremely excited to join the Protech team in this important role at such a critical juncture in the company’s growth path” said Dave McLeod, Director of Sleep Services. “Sleepwell and Protech share the same vision of providing extraordinary patient care and education, rather than simply providing a piece of equipment to a patient. It was this patient centric model that really attracted us to join the Protech family. To that end, I felt so strongly about the future growth at Protech, I decided to structure the deal to take a substantial amount of the total consideration in shares to further align ourselves for the long term. I look forward to being a part of the future success of Protech.”

Under the terms of the definitive purchase agreement, subject to closing and hold back adjustments, Protech has acquired Sleepwell for a combination of cash and share consideration of approximately $9.3 million and $5.1 million, respectively. Post integration, it is expected that Sleepwell will increase Protech’s annual revenues by approximately $13 million and adjusted EBITDA by $3.4-$4.0 million. Leveraging existing infrastructure and payor contracts, Protech expects to achieve additional revenue generated from organic growth, cross selling and corporate synergies. The approximate $5.1 million in share consideration is being issued at $1.47 per share and is payable as to 2,517,857 common shares on January 4, 2021 (subject to a 4 month hold and 2,517,857 subject to an additional contractual 6 month hold thereafter) and up to 982,142 on August 31, 2022 (subject to a 4 month hold).

Management Commentary

“The closing of the Sleepwell acquisition comes at an important inflection point for Protech. On the heels of surpassing the $100 million annual revenue run-rate, we have quickly grown to a revised annual revenue run-rate of over $120 million, reflecting our continued aggressive stance towards building scale at a reasonable cost across the organization. Sleepwell helps reach this goal by aiding Protech in further penetrating existing markets in Georgia and opening new and exciting markets in both Georgia and Ohio. We are thrilled to welcome the Sleepwell team to the Protech family,” said Greg Crawford, Chairman and CEO of Protech. “We see a tremendous amount of synergies between our companies and believe the strong sleep re-supply business Sleepwell has in place presents us with significant upside as we deploy our technology therein with a goal of increasing overall efficiencies. The diversified payor mix, and deep referral source base will be very impactful for us and we are excited to scale our presence in the markets Sleepwell presently serves. Sleepwell, much like HTR, our prior acquisition, has a very strong margin profile and is immediately accretive to Protech’s EBITDA and overall profitability, which we continue to be aggressively focused on.”

Chief Financial Officer, Hardik Mehta added, “Sleepwell is an example of the larger, highly accretive acquisitions we are now focused on. With our pristine balance sheet and our untapped US$20 million revolving credit facility with CIT Bank, we are in the strongest position in the history of the company to aggressively and responsibly deploy our capital to achieve the increased scale we are after. Moreover, the level of profitability Sleepwell has in relation to our overall profitability will put us closer to achieving continuous positive net income which we are steadfast on reaching as an organization. With an annual revenue run-rate of over $120 million, we are rapidly nearing an inflection point, which will bode well in us achieving a higher contribution margin to the bottom line. We continue to have a robust pipeline of acquisition targets and are focused on larger revenue opportunities which would be highly accretive. As always, we will continue to stand firm with our guided acquisition approach and will not waver when the right deal on the right terms becomes available.”

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company intending on expanding Sleepwell’s re-supply business and the Company’s expectations for the impact of its technology on Sleepwell’s re-supply program; the Company growing its re-supply subscription model to over $30 million; Sleepwell increasing the Company’s annual revenues by approximately $13 million and adjusted EBITDA by $3.4-$4.0 million; the Company achieving additional revenue from organic growth, cross selling and corporate synergies; and the Company completing additional acquisitions in 2020; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: Sleepwell’s financial performance in the next 12 months being the same or better than their trailing twelve months; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s and Sleepwell’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company and Sleepwell, as applicable, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development
Protech Home Medical Corp.
859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer
Protech Home Medical Corp.
859-300-6455

investorinfo@myphm.com